Yellow Media Inc.

16 Place du Commerce, Nuns’ Island

Verdun, Québec

Canada H3E 2A5

December 18, 2012

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Donald Field and Mr. Justin Dobbie

Re: Application for Qualification of Indenture on Form T-3 Registration (File No.: 022-28978) (“Form T-3”) of Yellow Media Inc. (the “Issuer”) and its Co-Applicants: 8254320 Canada Inc., Yellow Pages Group Corp., YPG (USA) Holdings, Inc., Yellow Pages Group, LLC Wall2Wall Media Inc. (Such Co-Applicants, Collectively, the “Guarantors”)

Dear Messrs. Field and Dobbie:

The undersigned Issuer and Guarantors respectfully request that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, enter an appropriate order declaring the above captioned Form T-3 effective as of 1:00 p.m. Eastern Standard Time on Wednesday, December 19, 2012, or as soon thereafter as practicable.

In connection with the above acceleration request, the Issuer and the Guarantors acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer or the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Issuer and the Guarantor may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By requesting acceleration hereunder, the Issuer and the Guarantors acknowledge that they are aware of their responsibilities under the Securities Act of 1933, as amended, and the Trust Indenture Act of 1939, as amended, as they relate the securities to be issued pursuant to the indenture specified in the above-captioned Form T-3. Please contact the Issuer’s legal counsel, Louis Somma, Esq., at (212) 841-0460 once the Commission has made its decision regarding this request for acceleration.

Very truly yours,

YELLOW MEDIA INC., as Issuer
YELLOW PAGES GROUP CORP., as Guarantor
YPG (USA) HOLDINGS, INC., as Guarantor
YELLOW PAGES GROUP, LLC, as Guarantor
WALL2WALL MEDIA INC., as Guarantor

By:	/s/ Marie-Josee Lapierre
Name:	Marie-Josee Lapierre
Title:	Authorized Signing Officer

8254320 CANADA INC., as Guarantor

By:	/s/ Sean Dunphy
Name:	Sean Dunphy
Title:	Authorized Signing Officer